STUART PORTFOLIO CONSULTANTS L.P.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

Cash	$	145,211
Consulting fees receivable		86,301
Other assets		11,037
TOTAL ASSETS	$	242,549

LIABILITIES AND PARTNERS' CAPITAL

Liabilities:		
Accounts payable	$	44,380
TOTAL LIABILITIES		44,380
Partners' capital		198,169
TOTAL PARTNERS' CAPITAL		198,169
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$	242,549

The accompanying notes are an integral part of this financial statement.